EXHIBIT 1

ERIC BAKER RETIRES FROM BIOMIRA’S BOARD OF DIRECTORS

EDMONTON, ALBERTA, CANADA - January 22, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that Eric E. Baker retired from the Company’s Board of Directors on January 19, 2007. Mr. Baker had been a member of the Board since 1985 and served as Chairman until September 2006. He also served over the years as a member of various committees of the Board, including most recently, the Executive Compensation Committee.

Christopher S. Henney, Ph.D., DSc, Chairman of Biomira’s Board of Director said “It has been a pleasure to work with Eric. He has been a valuable resource to Biomira for more than 20 years and his services have been an asset to the Company. On behalf of Biomira’s Board of Directors and the Company’s management team, I wish Eric well in his future endeavors.”

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

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Investor and Media Relations Contact:
Robert Kirkman, M.D.
Chief Executive Officer, Biomira
780-490-2800
ir@biomira.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com